

November 8, 2010

<u>Via U.S. Mail</u>

Scott H. Pearce
President and CEO
BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, CO 80202

      Re: BioFuel Energy Corp.
             Registration Statement on Form S-1
             Filed: October 18, 2010
             File No.: 333-169982

Dear Mr. Pearce:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have entered into a rights offering letter agreement, pursuant to which Greenlight Capital and a number of its affiliates, together with Third Point Loan LLC have agreed, among other things, to exercise their subscription rights in connection with this rights offering in full. We also note the terms of the voting agreement. It appears that the Backstop Parties have already made their investment decision with respect to their subscription rights. To the extent that this agreement represents an investment decision, the offering is deemed to have commenced privately and must be completed privately. Please provide a legal analysis

addressing why you believe it is appropriate to register the subscription rights and the underlying securities on this Form S-1 at this time.

2. Please provide us with the legal basis pursuant to which you may registered all of the securities underlying the depositary shares, including the shares of common stock issuable upon conversion of the Series A Non-Voting Convertible Preferred Stock. Please ensure to discuss why the contemplated stockholders' vote would not constitute a new investment decision to whether or not accept a different security in exchange for their existing security. In addition, we note that the common stock being registered may not be authorized at the time of effectiveness. For additional guidance please see Rule 145(a)(1) under the Securities Act and CDI #139.01 of Securities Act Sections Compliance and Disclosure Interpretations found in the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

3. We note that you have omitted certain information throughout the prospectus, such as the number of subscription rights, the record date, and the expiration date of the rights offering. If you do not intend to include this information in a pre-effective amendment to the registration statement, please advise us as to the basis for omitting this information from the prospectus at the time the registration statement is declared effective.

4. We note that you have experienced net losses during the last three fiscal years. Please revise the registration statement to provide dilution disclosure in accordance with Item 506 of Regulation S-K, or otherwise, advise us of the basis for omitting such disclosure.

5. We note that you have yet to file a number of exhibits, including the opinion of legal counsel. Please file these exhibits as soon as possible so that we will have sufficient time to review them. We may have comments on these materials.

Cover Page of Registration Statement

6. We note that the rights offering may be conducted for a period of more than 30 days (see "Requirements to Effect Rights Offering" disclosure on page 58). Please revise to check the Rule 415 box on the cover page and to provide the relevant undertakings required by Item 512(a) of Regulation S-K.

Prospectus Cover Page

7. Please revise the cover page to remove information that is not required by Item 501(b) of Regulation S-K or otherwise key to an investment decision.

8. Please include the pricing information calculated pursuant to the "Rights Price" discussion on page 53 of the registration statement, as well as disclose the

percentage of discount that this price represents to your current market price. In addition, please disclose the total amount of the offering. See Item 501(b)(3) of Regulation S-K.

Table of Contents, page v

9. We note that immediately following the Table of Contents you state that "You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus regardless of its time of delivery." This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information. Please also comply with this comment with respect to the second sentence of the fourth paragraph on page 46.

Prospectus Summary, page 1

Related Agreements and Transactions, page 5

Bridge Loan Agreement, page 5

10. Please revise your disclosures to provide a materially complete description of the terms of the bridge loan agreement, to include among other things, the applicable interest rates. In this regard, we note your "Bridge Loan Agreement" disclosure in the Form 8-K filed with the Commission on September 27, 2010.

Voting Agreements, page 5

11. Please disclose the percentage of your equity subject to the voting agreement.

12. In the last paragraph of your disclosure you state that if the stockholder approval is not obtained, then no shares of common stock will be available for distribution by the depositary to the holders of the depositary shares. In an appropriate section of the filing, please discuss the impact that failure to obtain the requisite shareholder approval may have on the holders of depositary shares. Please expand your "Holders of the depositary shares will only be entitled to receive shares of common stock if and when our stockholders approve the authorization and issuance of common stock…" risk factor on page 28 to provide a comprehensive discussion of all the risks deriving from failure to obtain shareholder approval.

Summary of the Rights Offering, page 8

13. Please revise the first sentence of the introductory paragraph to clarify that this section summarizes the material terms of the various transactions.

Shares Outstanding After Completion of this Rights Offering, page 14

    14. Please disclose the number of shares outstanding assuming conversion of the preferred stock. Please also comply with this comment on page 62.

Material U.S. Federal Income Tax Consequences, page 19

    15. We note that no tax opinion has been listed as an exhibit pursuant to Item 601(b)(8) of Regulation S-K. Considering the tax-free nature of the receipt or exercise of the subscription rights in the rights offering, and the requirements of Item 601(b)(8), please tell us why an opinion of counsel regarding this material tax matter is not required to be provided.

Risk Factors, page 22

    16. Please remove the last sentence of the introductory paragraph.

Risks Related to the Rights Offering, page 22

Your equity interest in us may be diluted as a result of this rights offering and the LLC's concurrent private placement, page 22

    17. Please revise your disclosure in the second paragraph to quantify the Rights Price discount to market price.

Use of Proceeds, page 47

    18. Please revise the first paragraph to disclose the amount for each proposed use.

The Rights Offering, page 53

Reasons for the Rights Offering, page 64

    19. Please expand your disclosure here to provide more detailed background information resulting on the board's decision to undertake the rights offering, as well as the role that the Backstop Parties played in the process. Please also include a discussion regarding the negotiation of the material terms of the rights offering letter agreement. In this regard, please ensure to discuss the main reasons behind the parties' decision to structure the rights offering through the issuance of depositary shares, preferred convertible stock and common stock.

    20. Please explain in greater detail the role of Piper Jaffray in advising the committee.

Description of Capital Stock, page 70

21. Please revise the introductory paragraph to clarify that this section summarizes the material terms of the securities.

Series A Non-Voting Convertible Preferred Stock, page 71

22. We note your disclosure in the introductory paragraph. We note similar disclosure in the introductory paragraph under the "Description of the Depositary Shares" discussion on page 74. Please note that the filing of the certificate of designation and the form of the deposit agreement as exhibits to the registration statement should take place prior to its effectiveness. We may have comments following the review of these documents.

23. We note the statement in the introductory paragraph that the summary "is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designations." Please be advised that you may not qualify your disclosure by reference to the contract or other document, as it is inconsistent with Rule 411 of Regulation C. Please revise accordingly. Please also comply with this comment in the introductory paragraph under "Description of the Depositary Shares" on page 74 and in the last paragraph under "Incorporation by Reference" on page 91.

Incorporation by Reference, page 91

24. We note disclosure in the last paragraph stating that the description of the agreements contained in the prospectus or information incorporated by reference therein "do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements." Please revise to clarify that the descriptions in the prospectus summarize the material terms of the agreements.

Part II – Information Not Required in Prospectus, page II-1

Undertakings, page II-9

25. Please remove the Regulation S-K Item 512(i) undertakings, as they are not applicable to your offering.

Exhibit 10.3 – Credit Agreement

26. We note that other than Annexes A and B, you have not filed any of the exhibits and the schedules to the Credit Agreement dated September 25, 2006.   Please file a complete copy of this agreement with your next amendment, and ensure that in the future you file all material agreements in complete form. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 10.32 - Letter Agreement dated as of September 23, 2010

27. Please indicate in the exhibit index that with respect to this agreement, material has been omitted pursuant to a request for confidential treatment and that the material has been separately filed with the Commission. Refer to Part II.D.5 of Staff Legal Bulletin 1 (February 28, 1997). Please note that comments regarding your confidential treatment request will be sent under separate cover and we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Craig F. Arcella, Esq. (Via Facsimile at (212) 474-3700)
    Cravath, Swaine & Moore LLP
    825 Eighth Avenue
    New York, NY 10019